UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                   March 29,
2021


Beth E. Berg, Esq.
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

        Re:     Blucora, Inc.
                Definitive Additional Materials filed under cover of Schedule
14A
                Filed on March 24, 2021 by Blucora, Inc.
                File No. 000-25131

Dear Ms. Berg,

        We have reviewed the above-captioned filing and have the following comment:

1. The letter distributed to the Company   s stockholders on March 24, 2021
which was filed
   with the Commission under cover of Schedule 14A and is publicly available on the
   Company   s VoteBlucora.com website   indicates that Fred DiSanto has
previously served on
   four public company boards and sets forth the TSR of those companies during
Mr. DiSanto   s
   tenure as a director. It appears, however, based on the disclosure set forth on page 12 of
   Ancora   s definitive proxy statement, that Mr. DiSanto has served on additional public
   company boards, including LNB Bancorp, PVF Capital Corp. and Axia NetMedia Corporation. Please revise the letter to remove the implication that the four companies
   highlighted in your letter are the only public companies for which Mr. DiSanto has served as a director. Please also clarify whether those three companies experienced negative TSRs
   during Mr. DiSanto   s tenure as a director.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-8729.

                                                           Sincerely,

                                                           /s/ Valian A. Afshar

                                                           Valian A. Afshar
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions